

July 31, 2013

Via Email
Carolyn C. Shelton
Chief Executive Officer
SMSA Crane Acquisition Corp.
1397 Dominion Plaza, Suite 100
Tyler, TX 75703

> **Re: SMSA Crane Acquisition Corp.**
> **Item 4.01 Form 8-K/A**
> **Filed July 29, 2013**
> **File No. 000-53800**

Dear Ms. Shelton:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Exhibit 16.1

1. We note Exhibit 16.1 incorrectly refers to L2 Medical Development Company (SEC File #000-54092 CIK:1495899). Please have your auditors amend Exhibit 16.1 for the incorrect reference and to refer to Form 8-K/A. Exhibit 16.1 should be currently dated.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3849 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant